EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q3 FY 08 RESULTS
JANUARY 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

Ashok Vemuri
Infosys Technologies – Head – Banking & Capital Markets

PRESS CONFERENCE PARTICIPANTS

Sumeet
Reuters

Romit
Dow Jones

Balaji
Reuters

Anjali
Business Line

Kaavya

Good afternoon ladies and gentlemen. A very warm welcome. Kris is slightly delayed in another media interview. So, I am going to ask Shibu to begin this quarter’s presentation.

S. D. Shibulal

Good afternoon ladies and gentlemen. It is a pleasure to be here to announce this quarter’s results. We have seen strong growth from existing clients, overall growth 6.1%. The top 5 clients have grown by 19%, top 25 by 9.3% and top 10 by 16%. Before I start, let me just take you through the Safe Harbor clause, all of you have seen this. I will take you through the following agenda - financial performance, operational performance, client acquisition, human resources, capex and infrastructure outlook and summary for the quarter.

We have crossed $3 billion in revenues in the last 9 months. Income was Rs. 4,271 crores for the third quarter ended December 31, 2007. Net profit after tax was Rs. 1,231 crores. We crossed a billion dollars in profit over the last 9 months. Earning per share had increased to Rs. 21.54 from Rs. 17.64 for the corresponding quarter from the previous year. We added 47 new clients in this quarter, 4 of those clients are Fortune 500 clients. We have today 110 Fortune 500 clients. Gross addition 11,683, net 8,100 for the quarter. Total addition for the year is projected to be 31,000 employees. Today, we have 88,600 employees at Infosys and subsidiaries together.

Here is the financial performance: Income Rs. 4,271 crores.

I will now take you through the operational performance. As I said, we have seen overall growth. North America is 62.3%. Europe has grown ahead of company average to reach 28.6%. India has grown to 1.2%. During our reorganization last quarter, we have created a separate unit focused on India. We are seeing a good pipeline in India as of right now. Utilization rates have marginally come down, excluding trainees, 76.3%. Our utilization target is high 70’s low 80’s. Fixed price has gone up marginally to 32.8%. Onsite has come down to 47.8% in revenue terms.

Client additions, as I said we have added 47 clients this quarter, 4 of those are in Fortune 500. Number of million-dollar clients has gone up from 295 to 305 this quarter. Number of 50-million dollar clients have reached 17 and number of 100-million dollar clients is 4. The top client give us 9.5% of our revenue this quarter, top 5 clients give us 21.6%, and top 10 clients 32.5%. Top 10 clients grew by 16% quarter-on-quarter this quarter. As I said 47 clients added.

We have got a number of awards this quarter for setting benchmark in strategy to enable clients to compete effectively in the dynamic markets. The second one is an interesting thing, Infosys SAP practice is aligned along verticals to ensure that clients are getting the benefit for its deep vertical process expertise. In this regard, I just want to point out that this quarter we have declared 24% of our revenue from consulting and enterprise solutions. We have moved up to #14 in FinTech 100.

These are some of the large and some of the major deals we have won. This quarter we have multiple multi-million dollar deals i.e. deals which are $50 to $100 million; if I remember right about nine of them this quarter. We are focusing on winning large deals. We have a good pipeline. These are deals with long incubation period, anywhere from two to three quarters and we will continue to focus on them. Finacle has won five new clients, three in Asia-Pacific, one in Europe and one in US.

We have applied for 16 new patents this quarter. The total number of patents that we have applied is 109. Total employee strength to 88,601, software professionals 83,000. As I said, the gross addition was 11,600, net addition 8,100. We have also added 2,500 laterals this quarter. We have spent Rs. 325 crores in capex expenditure this quarter. As of December 31st, we have 148,41,701 square feet space to accommodate 70,000 employees.

Outlook for the next quarter - We have revised the guidance marginally from 35%-35.2% but if you consider the Q3 numbers, it is almost flat. Income is expected to be in the range of Rs. 4,477 crores to Rs. 4,501 crores. It is a year-on-year growth of 18.7%-19.3%. Earnings per share is expected to be Rs. 21.38 which is an year-on-year growth of 5.3%. Financial year ending March 31, 2008, you have the numbers here. Earnings per share is expected to be Rs. 81.07 which is an year-on-year expected growth of 17.21%.

To summarize, as I said, we have crossed multiple milestones this quarter. For the last three quarters, nine months, we have billed $3 billion which is a milestone for us. Another major milestone is a billion dollars in net profit over the last 12 months. We believe we have a unique business model which combined with our value proposition is able to help us grow our clients profitably. You can see that we have improved our margins by 120 basis points this quarter. Operation margin has improved in spite of the rupee appreciation. Rupee has appreciated this quarter; even then we have improved our margin by 1.2%. We are focused on consulting and solutions. We have multiple wins in the solution space. Our multi-channel commerce solution is getting good traction in retail. We have also launched two new services, one is Software as a Service (SAAS). We have the first platform being built for social computing. We have one deal which is signed up and a number of deals in the pipeline. We have launched another new service called learning service. We have no deal signed up as of right now but it has a good pipeline. Our talent availability in the market has improved. There are multiple reasons for it but it seems to have improved and we have given 18,000 offers in the campus for the next year. We give offers for the next year now in campuses and we have already given 18,000 offers for the next year i.e. FY09 joinees. Thank you very much.

S. Gopalakrishnan

I apologize for the delay. I got delayed with all the interviews in the morning but now we can have the question and answer session.

I think we will have the question and answer session. You saw the financials. You have the financials with you. You saw the press release also. So, please press red button for asking the question and please release the microphone immediately by pressing it again. Thanks.

Sumeet

Hi, this is Sumeet here from Reuters. Just wanted to get an overview of the business as you see it now and the profit growth in the last quarter, what are the main factors you saw in the last quarter? And going ahead against the background of these talks of recession in the US, what kind of a challenging environment you see out there in the market? Thanks.

S. Gopalakrishnan

If you look at where we are today, we had nine significant wins this quarter. We added four Fortune 500 clients and 47 new clients. We saw growth in BFSI space; BFSI space grew about 8.6%, manufacturing 10.7%, telecom by 9%, higher than company growth rate. Those are the large three industry verticals for the company. We saw the pricing environment to be positive. We saw rate increases still continuing. Our revenue per employee has continued to grow for the past seven quarters and this quarter it went up by 0.8%. Top 10 clients grew by about 16.5%, top 25 clients by 9.3%. So when you look at the customer environment and the industries in which we are operating, we are seeing robust growth. Counter to that, on probably the slightly negative side, typically we would have got visibility into the budget in early January, we are going to get visibility probably late January or early February. Other than that, the environment is actually as expected or positive. Many of the parameters are all actually favorable to the company and we have managed to increase the operating margin by 1.2%. Now, to give a breakup of that, let me ask Bala to share that data with you?

V. Balakrishnan

We had impact due to rupee of around 0.8% on the margins because rupee appreciated by 1.8% during this quarter. That was more than offset by the productivity increase we saw. The billing rates went up by 0.8%. We had a one time payment due to settlement in California for overtime wages that was around $26 million which was offset by a reversal in a group insurance scheme provisions made for last previous years. Overall net-net, the operating margin improvement has mainly come because of the scale benefits we got for the SG&A expenses as a percentage to revenue came down this quarter. That has flown down to the operating income; so basically it is the effect of scale benefits.

S. Gopalakrishnan

When you look at the macro environment, but when a company looks at its own revenue etc., it looks at its customers and that is why I gave you data based on our customers. Ashok is here, he handles the largest industrial vertical for us, banking and capital markets and I am asking him to talk about BCM itself.

Lady participant

Mohan, in this handout you have said that any anticipated shortfall in the talent pool appears to be misplaced. What gives you the confidence now?

Mohandas Pai

Well, NASSCOM had said that there will be the shortfall of 500,000 by 2010. We finished 2008 because hiring is now for one more year. For 2009, offers have been made in the campuses and offers in the campus are typically about 60%-70% of the total hiring for any company, at least 2010. So, if you hire 420,000-430,000 people a year and assume for 2009 and 2010 you hire 900,000 people over two years, there cannot be a shortfall of 500,000 people. So, that is the reason why we say that expectation of a massive shortfall has proved to be not true. But having said that, very clearly on the HR front there is a major trend that is happening and the trend is what is called right-skilling. Companies are now going in to match the skills required with the requirements of the job rather than get people over-skilled to do a particular job. To give you an example, we had IIT graduates who are in shop floors in automobile companies. Now they are not there any more. Typically, in the software industry, the pool of people required to do work in let us say areas like testing, in areas like production support, in areas like infrastructure management services, is largely being sought from the pool of people in the B.Sc. and other graduate pools and this is expanding the labor pool. So, the job is getting segmented, you are finding people with the right skills for the right job and to the extent the pool has widened in depth and width and that is alleviating the shortage that people thought they would. So, I think this will have a positive impact on wage inflation in future years.

Male participant

So, if Ashok could give us an overview of the BFSI segment and the environment if he is there. Thanks

Ashok Vemuri

Clearly, if you look at this particular quarter, the financial services segment has grown at about 7%. There is enough commentary and there is enough macro-economic data to indicate that there seems to be certain amount of an uncertainty. But in our conversations with our clients, if you look at the deal flow that we have seen and the kind of conversations that we are having which indicate the kind of flow through that we will get in the next year, we are not in a position where we are worrying. Obviously, the challenges that our clients are facing are going to throw up new opportunities for us and given the investments that we have made in the past couple of years in terms of building our domain competency and bringing more focused solutions to the table and these investments we continue to make and we believe that we are in a position given our breadth of coverage and depth of service, that we will continue to be able to leverage the opportunities that the current market challenges are throwing up.

Male participant

_____.

Ashok Vemuri

We have seen a price increase of about 3%-4%. We have added new clients also which have come at a higher price point especially for some of the newer services that we have brought to the table. Our contract renegotiations not only from a price perspective but also from contractual terms perspective are increasingly turning in our favor. The coverage in these Master Service Agreements or the contracts now is across a wider range of services and solutions that we have. So, I would say that the pricing trend is positive as well as the acceptance of our newer services as well as the existing services is also much higher.

Male participant

_____.

S. Gopalakrishnan

Across verticals. We have seen, for example as I said, in the last seven quarters we have seen revenue per employee increasing and this quarter by 0.8%. Part of that is due to the rate increases which we have had over the past several quarters.

Male participant

I just have a clarification I need. Kris, you said banking sector grew at 8.6%, earlier Mr. Vemuri had said 7% sequentially. What is the number? Are they two different numbers? Banking and financial services grew sequentially 8.6% or 7%?

S. Gopalakrishnan

BFSI including insurance is 7% and banking and capital market is 8.6%.

Male participant

_____.

V. Balakrishnan

If the rupee appreciate by 9 paise, the impact will be 4.5 paise on the operating margin. It is not material.

Male participant

_____.

V. Balakrishnan

Let me explain. The rupee was at 43.10 in the beginning of the year. Today it is around 39.41. If you look at the year-on-year, the rupee appreciated by something around 14%. It could have impacted the margin by around 7% because every one percentage change in the rupee-dollar rate will have around 45-50 basis points impact on our margins. If you take on the revenue side, we would have lost around Rs. 2,100 crores for the full year because of rupee appreciation as compared to last year.

Male participant

________.

V. Balakrishnan

Yes, rupee is going to be challenging because the long-term trend is very clear, rupee could appreciate. It is a pace of appreciation which we are worried about. If the pace is gradual like what we have seen in the last quarter, then we should be able to manage. If it is too sharp like what we saw in the first quarter, that is going to impact us.

Male participant

Mr. Pai, one question on the employee addition in Q3. You have added over 11,000 employees in Q3, which is sharply higher than Q2 and a year ago period as well. I just wanted to understand whether there was any kind of a lag effect which got reflected in the employee addition and this is probably a one-quarter phenomenon?

Mohandas Pai

We had about 2,000 employees which is the spill over impact of the second quarter because remember we told you that we have no space to train them because of the cement shortages and of course we took over the Phillips F&A unit and bought along with it 1,400 employees. So, if you net off that we are normal, there is no sudden increase in this quarter compared to what would we have, but we increased the hiring for the full year from 30,000 to 31,000.

Male participant

Year-on-year, cash equivalent is going up by Rs. 3,142 crores or Rs. 31.4 billion. Could you tell us where it has come from and how much from the investments you made?

V. Balakrishnan

Cash and cash equivalents went up basically because of the increase in operating cash flow. Today, our revenues are a billion dollar per quarter, our net cash addition every quarter could be around $260 to $270 million after the capex. So, most of the capex addition has come mainly because of increase in operating cash flows, it is not because of investments.

Romit

Hi, sir. This Romit from Dow Jones. Just wanted to ask Bala, what is the reason for near tripling of other income from Rs. 590 million to about Rs. 1.58 billion?

V. Balakrishnan

It is basically because of the investible surplus has gone up, it is $2 billion today. Our interest income is around Rs. 50 crores a month, it is around Rs. 150 crores. So, if you look at quarter to quarter, the increase is not that much. The increase is basically because the investible surplus has gone up and the yield to some extent has slightly gone up, nothing else.

Male participant

_____

V. Balakrishnan

We have a mix of investment in liquid mutual funds and bank deposits. We have not invested in any other mutual funds. As of December end, close to around 60%-70% of the investments are in bank deposits.

Male participant

Do you have any indication now of what the government might be thinking about in terms of continuing the tax breaks beyond 2009?

V. Balakrishnan

As of today, the law is very clear. By 2010, the tax holiday goes off. The Finance Minister has clearly said in all his interactions that he is not going to extend that. So, that is what the status is.

Male participant

Amitabh, if you could tell us about the margins in Infosys BPO in Q3 and going ahead with the turmoil in the financial services industry in the US, do you see any kind of impact in the kind of work you do in the BFSI segment? Thanks.

Amitabh Chaudhry

If you look at our performance and just take Phillips out for a moment, our margins in the kind of standalone business excluding Phillips have been in the 21% range this quarter. So we have maintained the margins in spite of some of the challenges that Bala and everyone has talked about. If you look at the Phillips deal, we have recorded revenues of $8.6 million and taken a loss of approximately $ 2.5 million. The reason for the loss is that obviously we have written off all the cost related to the transaction itself. There have been some accelerated depreciation costs because of the policies we follow. There is a diminution, we have written off something related to the customer contract value and there were also as part of the plan, certain retention payments which were made to some employees. Overall, the losses that which we have taken are lower than what we expected and obviously we have always stated that as far as this deal is concerned, we would expect to make similar margins as any other business. So, over a period of time obviously we are hoping that this part of the business will start improving on its profitability. As far as our overall business looks like, right now the pipeline looks good. We are not seeing any slowdown. We are continuing to look at large deals, the Phillips acquisition has helped us in being considered as a very very strong F&A player and we are already seeing advantages of that. We have already started seeing incremental business from Phillips. As far as the US crisis goes on sub-prime and stuff like that, Ashok mentioned the fact that the BCM business continues to grow and we are seeing similar signs. We have signed and working with number of customers on the BCM side and seeing expansion in business there. So, I have not seen the slowdown as yet in terms of lower business.

Male participant

Have you already started exploring contracts for the Phillips unit from other customers? When is it likely to happen?

Amitabh Chaudhry

Yes, I mean that was one of the stated intentions that as we acquire the employees, we will have better domain expertise. We will be able to obviously offer global customers. With 5,000 people doing finance and accounting services, we are one of the top five players globally. FAO recently recognized us as one of the top service providers in the finance and accounting domain globally. So, obviously, we are seeing more traction in our pipeline and our intention is to take more customers to Chennai, Bangkok and Lodz over a period of time.

Male participant

_____.

Amitabh Chaudhry

Well, we are hoping to do it as fast as possible because it is a great message to the people who work in those centers that not only they will work on Philips but some of the other customers but to commit on a timeframe is committing hara-kiri which I will not do.

Male participant

Mr. Shibulal, you earlier said that you are seeing a good pipeline in India right now. I wonder if you could explain that? What are the verticals that you are targeting at this point in time and how do you see the revenue contribution for India going up?

S. D. Shibulal

During the last reorganization which happened this quarter, we have created a separate unit for India. It is headed by a person who is a senior member of our management team. He is building a team to look at India. We understand that India requires specific solutions and services, not our traditional application development and maintenance. We need to look at India from a solution perspective, from a system integration perspective. So, the pipeline which we are looking at today is mostly those kinds of deals. We have actually a couple of wins in India which are small in nature and we do not want to disclose exactly what those are, but we are seeing a good pipeline.

Male participant

Just a followup sir. Is it a strategy to focus on the Indian market? Is this part of a wider strategy to reduce our over-dependence on the US or you have just simply realized the potential in India market now?

S. Gopalakrishnan

It is part of our strategy of growth, it is part of our strategy of reducing dependence on the US. So it addresses both these needs. We have been investing in Europe and you saw Europe growing. We are investing in Australia, we are investing in Japan, we are investing in China, as well as India, larger markets and things like that. We are also as part of the reorg looking at South and Latin America, Middle East and things like that. So, that is on the geography side. From a services perspective, now we have learning services, we have SAAS as an offering today from Infosys, we have platform based BPO as an offering from Infosys and solutions and things like that. Again, we are seeing possibilities of growth from these things. From a product perspective, in Finacle itself we are seeing significant growth opportunities around the world, Australia, Middle East continues to be strong for us, India always has been a traditional market where we saw significant growth and we continue to see growth and we are also now seeing that Finacle in Europe, in North America interest and things like that. There are multiple growth engines working parallely and then we will be looking at what other possibilities exist. For the first time, our revenues from non-application development and maintenance have gone above application development maintenance revenues. So that itself shows that the company has changed over the last several years.

Romit

Sir can you elaborate on your expansion plans in South America, Latin America, or in other parts of the globe. Do you plan to set up any more offshore or near-shore delivery centers and development centers?

S. Gopalakrishnan

We have a center in Mexico. We plan to expand on that. I will ask Ashok to talk about it. Right now we want to leverage that for North America. We have actually some Finacle wins in South and Latin America already. We have some clients and we will use Finacle as well as our services business to expand. Ashok, you want to talk about the Mexico Center?

Ashok Vemuri

We have set up a Mexico Development Center about four months ago. Essentially, the idea is to provide Spanish-speaking skills on one end as well as development as well as the entire software services suite of services to North America. We are also doing business from there for some of our Spanish-speaking clients. We think Latin America is definitely a market whose time has come and we think there are significant opportunities that will be there; obviously, there is a de-risking angle to it as well as growing business in that part of the world and we will be using our Mexico center as a first step into our foray into Latin America.

Male participant

It is a question to Mr. Bala and Mr. Kris. What percentage of your revenue comes from work that clients cannot afford to stop?

V. Balakrishnan

Maintenance is around 30% of our revenue. ADM work totally is around 46% of our revenues. So, we believe these are all sticky businesses. There are revenues, infrastructure management is there, testing is there, BPO is there. So most of our revenues are sticky business, we have long-term relationship. If you look at our revenues, 96% of our revenue comes from repeat business. So stickiness is a relativity story. So, looking at our customer profile, looking at our business, we believe that repeat business is very strong and we are a large part of the customers’ portfolio. To that extent the visibility and stickiness is very high.

Male participant

The point I am trying to make is I mean you know this better than me but people are talking about $400 to $500 billion of losses from subprime and so on. Now, that would surely impact the stickiness that you are talking about. So, 46% is ADM; can we interpret this as 46% of your revenues potentially being under threat? Is this work that your customers can afford to say defer by 2 quarters or 3 quarters?

S. D. Shibulal

First of all on this stickiness angle, there are multiple lines which are sticky but the argument which we hear on this line is probably more about discretionary spend. So, if you look at the discretionary spend, the overall BFSI revenue is about 37%. After that the insurance segment is about 10% which is 27% left. Out of that about 7% is Europe. So, the US banking and capital market revenue for us is about 20%. Our discretionary versus non-discretionary breakup is approximately 40%-60%, that means 40% of the revenue coming from discretionary spend. So, it will be 40% of 20%, which is approximately 8%. As Kris was saying, many of these projects are critical to the clients.

Male participant

_____.

Ashok Vemuri

When you talk about the subprime issue, you have to understand that this more of a capital structure issue as well that banks are facing. They are beefing up their capital structure from an investment from the outsiders they have as shareholders. These are going concerns, sustainable businesses, extremely large corporations who typically spend $6-$8 billion on IT. They are not going to wake up one fine morning and switch off that tap. As I said earlier, the challenges that they are facing are creating more and more opportunities and I really believe that and that is the commentary we hear from our clients as well that they are going to increasingly use technology to dig themselves out of where they find themselves today. So I think, you will actually see an increase in the overall spend, you will definitely see as a percentage of that an increase in the offshoring.

S. Gopalakrishnan

Some of the drivers today are very very important drivers. The first and foremost is there is a need to reduce power consumption, concern about carbon footprint and things like that and in many many large corporations today there is a consolidation on the server side, virtualization and things like that; so that is one big driver. The second driver is many corporations today are looking at increasing their revenue from emerging markets. Traditionally they would have got most of their revenues from developing markets which requires them to invest in product, services, new technology, new IT infrastructure and things like that. The third driver is technology per se itself. The technology evolution is continuing with mobile and convergence. Many customers are doing projects on unified communication and things like that. So, there are many many drivers which sustain IT investment and IT budgets. Some other surveys say that the IT budgets would go up by 6%-7%, last year it was 8%. So, the decrease in IT budget seems to be actually marginal rather than a significant decrease and within the IT budget, offshore will continue to get a disproportionate share. We have seen that in the past and that is again why the offshore IT services industry grows much faster than IT services itself, estimates of 25%-30% which NASSCOM has given for the next few years, I think it seems to be happening. Whatever NASSCOM has said from 90 onwards they have been saying and actually they have been proved right in terms of growth of the offshore IT services industry.

Male participant

Just going by Mr. Shibulal’s number, in the BFSI sector alone, is 8% of your revenue under threat, that is one part. Second part is you are only talking about BFSI; I mean the retail sector for instance, Marks & Spencer has not done well, American consumer spending numbers are not good and retail also contributes to your revenues quite a bit. So, there are other sectors where there is disposable spending which might be cut. Can you give us a number a portion of your revenue that might be under threat for the next two quarters? I agree with you that companies will eventually spend on technology. All I am saying is there might be a deferment over the next two quarters. So, what is the share of your revenue that might be under threat over the next two quarters?

S. D. Shibulal

Even the numbers which I have given you, we have not seen. Please understand, the number I gave you was analysis of the revenue portfolio which we have. As of right now, we have not seen any change in the IT spending environment. We have had no project cancellations. Even in the BFSI segments, we have added new clients, we have got new projects, we have increased the revenue as a percentage of our revenue, we have even got pricing increase in a couple of the BFSI clients. That is what we are seeing at this point. We have signed several multi-million dollar deals this quarter. We have seen that the clients are bullish about increasing the offshore spend within their overall IT budget. That is what we are seeing as of right now. As far as retail is concerned, actually there was a slight concern may be about 3 months back or about a quarter back and we are not seeing it at this point.

Male participant

_____.

S. Gopalakrishnan

For this Q4, we have given you guidance and in April we will give you guidance for next fiscal year. As I said, the budgets would get finalized and we will get visibility in end January or early February and so we will be in a much better position in April to give you guidance for next fiscal year.

Male participant

Do you think Indian companies or the Indian market would spend more on IT to optimize and do you think that could help you with your India plan. You are talking about a specific India plan. Do you think Indian companies would spend more on IT and would that add to your revenues or would that help you in growth?

S. Gopalakrishnan

Indian companies are under-invested in IT. If you look at the IT investment, overall IT spending is about $5 billion or something in IT services. It is actually very very very small from a global perspective. So, we expect the IT investment by Indian companies to grow significantly, again and I will go back to NASSCOM, NASSCOM projects that domestic IT spending will grow at least by 30%. Hence, we see an opportunity for companies like Infosys to create a business out of India. Given our size today, the impact of that to start with will be small and overtime we hope that India will be a significant market for us also.

Male participant

How important would the European operations be for you?

S. Gopalakrishnan

Very important, 28% of our revenues come from Europe. We have centers now in Brno, in Poland. We have significant presence in Germany and many countries, UK, Germany, Switzerland, France, Belgium and we are constantly expanding our presence in Europe. Finacle, our product, is also winning more deals in Europe. So, it is a very very important market for us. As a region, Europe is the second largest IT spending region. As a country, Japan is the second largest IT spending country but as a region Europe is the second largest region in terms of IT spend. And in Europe, UK, Germany and France are the largest IT spending markets actually.

Male participant

You have a separate business, but what about the pricing in so far as Indian customers are concerned. How differential it is?

S. Gopalakrishnan

There are two aspects to pricing. First is the rates you charge for development and maintenance. We believe that if we look at the model differently, then you look at operational pricing and things like that and that is where India is different. We are approaching the market through system integration, through platform based services and things like that where we can charge by volume or transactions and things like that and still make good margins in India. We are positive about the ability to get good margins from Indian market.

Male participant

Just wanted to check up with you. Is there in your Global Delivery Model a de-risking strategy in so far as the US market is concerned and spread to the Europe?

S. Gopalakrishnan

Yes, clearly we want to grow the non-US market. Initially, the focus has been Europe. With this reorganization, we are also now starting to look at other geographies like Australia, Japan, India, China, Middle East, Latin and South America. So, we are actually casting our net far and wide so that there is much more balance in the currencies through which we get the revenue. Hopefully, the rupee will not appreciate against all currencies in the world and so that gives us some hedge against the appreciating rupee.

Male participant

Mr. Pai, I just want to know in the light of the favorable Supreme Court ruling about the ESOP, will more employees be getting it?

Mohandas Pai

At this point, no.

Male participant

I did not say, at this point. Then what is the prospect of retaining more, though marginally your attrition has come down quarter to quarter?

Mohandas Pai

Reviving the options program is right now not on the agenda because it has different implications at this point of time. What this judgment does is to set at rest the taxability of our 1994 stock option scheme because at that point of time the law was very uncertain and we designed a scheme which was not taxable and the Supreme Court upheld our view.

K. Dinesh

Still we do not have the formal judgment; so, we are waiting for it.

Anjali

Mr. Pai, this is Anjali from Business Line. You said your overall net addition of employees would be 31,000 for the year. How many of them would be from lateral and how many non-Indians?

Mohandas Pai

Well, 31,000 is the gross number and out of 31,000 we have some for the BPO and for Infosys Technologies, the parent company, typically, about 30%-35% of people will be laterals and the balance will be freshers. Overall, out of that 31,000, the number of people who are of non-Indian nationality would be 1,200 to 1,300 (plus Philips people).

Male participant

Just to have final analysis, how do you infer the wide gap in the US GAAP and the Indian GAAP, whether it is 9 months net profit or 43% and then 25%, and then on the top line growth 20% and 35%, how much is attributed to the currency volatility?

V. Balakrishnan

Today if you look at Indian GAAP and US GAAP, there is no gap because the process is almost same. The main difference is only because of currency. There is a 35% growth in top line in US dollar terms which translates to 20% growth in rupee terms because rupee appreciated by 14% to 15%. Same thing on the bottom line. If you look at the margin, it is same. So, there is no gap between the US GAAP and Indian GAAP.

Male participant

_____.

V. Balakrishnan

Well, they look at the dollar numbers because that is the reporting currency for them but most of our stocks are listed and traded in India, that is also a base. So, they take a view in between somewhere.

S. Gopalakrishnan

Thank you all very much. This concludes the formal press interview. I hope to see you all next quarter. Thank you again for taking the time and coming.